February 12, 2025

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Duchovny, Esq.

Re:	PIXIE DUST TECHNOLOGIES, INC.

Schedule 13E-3 filed January 15, 2025, as amended January 16, 28, and 29, 2025

File No. 005-94140

Dear Mr. Duchovny,

I represent Pixie Dust Technologies, Inc. (the “Company”). I am writing on behalf of the Company in response to your comments set forth in the letter from the Securities and Exchange Commission Division of Corporation Finance, Office of Mergers & Acquisitions, dated January 29, 2025 (the “Commission”) and, (the “Comment Letter”) respectively and regarding the above-referenced Schedule 13E-3/A. In addition to e-mail, this letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Company will file Amendment No. 4 to the Schedule 13E-3. The Amended Schedule 13E-3 reflects revisions made in response to the comments of the Staff and the updating of other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Schedule 13E-3, as applicable.

Schedule 13E-3 as amended

General

1. We note that the terms and conditions of the transaction are not included in the Schedule 13E-3 but are incorporated by reference to an exhibit. Please revise to include the terms and conditions in the Schedule 13E-3 or confirm that the Convocation Notice will be disseminated with the Schedule 13E-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff, that if BNY accepts the Company’s bid and then provides further details related to the exact terms and conditions or other mechanics of the transaction. We will amend the 13E-3 following within the body of the Schedule to reflect specifically 1,200,000 shares (maximum) and the total amount of money in USD to be paid in exchange for acquiring the shares $1,200,000 USD or maximum $1 per share, in addition to the period during which shares can be acquired, within one year from the date of the resolution of the general meeting of shareholders. In accordance with Article 160, Paragraph 5 and Article 158, Paragraph 1 of the Japanese Companies Act, the Company will provide BNY Mellon with the “Notification regarding share purchase” after proposal 1 is resolved at the shareholders meeting. If BNY sells shares to the Company, BNY have to submit “Share buyback Application Form” in accordance with Article 159, Paragraph 1 of the Japanese Companies Act.

2. Please disclose why you are proposing to buy ordinary shares from BNY Mellon instead of allowing security holders to retain those ordinary shares following the termination of the ADS program, and then offering to purchase directly from those shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff, the Company is allowing and has always allowed ADS holders to retain those ordinary shares which underly their ADS’s. As the Staff points out in the question 8, in accordance with the provisions of section 2.5 of the Deposit Agreement, all the ADS holders can withdraw ordinary shares underlying ADSs. If they withdraw ordinary shares, they may remain as ordinary shareholders. The provisions of section 2.5 of the Deposit Agreement also provides, “The Depositary has been advised that, as of the date of this Deposit Agreement, under FEFTA, any Foreign Investor (as defined under FEFTA) expecting to receive delivery of Shares upon surrender of American Depositary Shares must obtain pre-clearance from the applicable Japanese governmental authority prior to accepting that delivery and that the applicable governmental authority may take up to 30 days to respond to applications for that pre-clearance.”. This means, regarding the procedure to withdraw shares, there is a difference between Japanese residents and foreign holders of the ADS. Though it may make it bothersome for foreign investors including US investors to withdraw shares, it is clear that they understand or are deemed to understand this rule when they buy ADSs because the Deposit Agreement and the Certificate of ADS is disclosed in the F-1 when the Company conducted IPO and has been exhibited various times in the Company’s SEC filings. Given the fact that the Company firstly announced the delisting and deregistration on October 23, 2024, and the termination date of ADR program is March 14, 2025, there are 142 days for investors to follow the necessary procedure to withdraw ordinary shares if they choose. Accordingly, it can be said that investors who do not withdraw ordinary shares choose to settle ADSs with cash.

Cash settlement is executed through DTC. Since the Company can’t execute the DTC settlement, the Company must buy ordinary shares from BNY. The Deposit Agreement and the ADS certificate provides in the section 6.2 (c) that “At any time after the Termination Date, the Depositary may sell the Deposited Securities then held under this Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of American Depositary Shares that remain outstanding, and those Owners will be general creditors of the Depositary with respect to those net proceeds and that other cash.” BNY can sell ordinary shares to anyone it chooses. However, since there is no trading market for ordinary shares, BNY cannot simply sell the underlying shares into the trading market in Japan and must find a private purchaser or in this case the Company is bidding for its own shares directly from BNY to make cash settlement with ADS holders available. Though we cannot exactly understand your language “and then offering to purchase directly from those shareholders.”, we can explain (1) share purchase from INCJ and (2) share purchase offer other than BNY and INCJ.

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In general, under Japanese Company Act, share purchase of unlisted shares by the issuer requires the approval of shareholders meeting. Issuers can purchase shares from a specified shareholder, even in that case, the issuers have to give the chance to all the shareholders to sell shares on the same condition with the specified shareholders. This offer is mandatory and is notified to all the shareholders. In the Company’s case, it is noticed by the convocation notice.

With regards to the share purchase from INCJ, before the announcement of delisting they held 539,700 ordinary shares and 321,891 ADSs. They already withdrew 321,891 (all) ordinary shares underlying ADSs and now holds 861,591 shares. INCJ is a Japanese governmental fund and their expiration date of the fund is March 31, 2025. Accordingly, they have to sell all the shares before the expiration date, regardless of the price. To sell 539,700 shares INCJ held before the announcement of delisting and deregistration, regardless of delisting, a shareholders meeting is necessary. This is because share purchase from INCJ is irrelevant to the 13E-3 filing to purchase the underlying ordinary shares. Even if the Company did not conduct delisting and deregistration, the share purchase from INCJ was inevitable. The Company set the discount price to the share purchase from INCJ because the expiration date is special reason for INCJ. Share purchase price from BNY is 1 USD at maximum and share purchase price from INCJ is 144 yen at maximum. However, if 321,891 ADSs are settled as ADSs by cash, this discount is not applied. Accordingly, the Company asked INCJ to withdraw 321,891 shares underlying ADSs and then offer share purchase of 861,591 shares. INCJ has accepted the offer. Regarding (2) share purchase offer other than BNY and INCJ, it is simply because the requirement of Japanese Company Act as above.

3. Please tell us why the share purchase describe in proposal 2 of the Convocation Notice is not subject to Rule 13e-3.

Response: We appreciate the opportunity to clarify the matter regarding the application of Rule 13e-3 to the share purchase described in Proposal 2 of our Convocation Notice. We respectfully submit the following explanation:

Separate and Independent Transactions

The Schedule 13e-3 filing we submitted pertains exclusively to our bid to repurchase the ADRs held in the depository in connection with our delisting initiative. In contrast, the share purchase described in Proposal 2 involves the acquisition of underlying ordinaries directly from an independent shareholder in Japan. This transaction is being conducted independently and, in an arm’s-length basis, and its execution is not contingent upon, nor is it coordinated with, the ADR repurchase.

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Distinct Transactional Purposes

The repurchase of ADRs is undertaken for the specific purpose of effectuating a delisting and is governed by the procedures set forth under Rule 13e-3 and is significantly detailed in the BNY Agreement. Conversely, the underlying share purchase in Proposal 2 is executed solely to acquire additional ordinaries and is not part of any scheme or plan to take the company private. As such, the motivations and intended outcomes of the two transactions are entirely distinct

Regulatory Applicability

Rule 13e-3 is designed to regulate issuer repurchase offers in the context of going-private or delisting transactions. Because the underlying share purchase from the Japanese shareholder does not constitute an issuer-initiated repurchase offer aimed at effectuating a delisting or similar transaction, it falls outside the scope of Rule 13e-3. The transaction is not a tender offer or a similar scheme to acquire control, but rather a separate acquisition conducted for reasons unrelated to the delisting process.

Based on the above points, we respectfully submit that the share purchase described in Proposal 2 is not subject to Rule 13e-3. We believe this transaction’s independent nature, its distinct purpose from the termination of the BNY agreement, and its execution on an arm’s-length basis clearly support our position.

Item 2. Subject Company Information, page 1

4. Please revise your disclosure to state the exact title and number of shares outstanding of the subject class of equity securities as of the most recent practicable date, as required by Item 1002(b) of Regulation M-A, and the information required by Item 1002(c)-(f) of Regulation M-A.

Response: Our disclosure will be amended to reflect 14,869,067 ordinary shares as of December 21, 2024, of which maximum 1,200,000 shares, held on deposit by BNY representing ADSs subject to the Transaction. The Company has not had its shares Trading in any market and for any price. Subject securities have not been traded in any market. Regarding dividends No dividends are paid with respect to the subject securities during the past two years. Under The Japanese Company Act, the amount of dividends companies can pay are limited to the amount of “distributable amount” as defined in article 461, Paragraph 2. Since the distributable amount of the Company have been negative, no dividends are paid to any class of securities. However, the Company will reduce capital and capital reserve if proposal No.3 is resolved at the shareholders meeting dated February 18, 2025, of which convocation notice is incorporated as exhibit (i), which enables the distributable amounts to be positive. Nevertheless, the Company has no intention to pay any dividends to ordinary shares as of April 30, 2025, fiscal year end of the Company. The Company has made no Prior stock purchases or public offerings of the subject securities during the past two years.

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Item 3. Identity and Background of Filing Persons, page 1

5. Please include the information required by Item 1003(c) of Regulation M-A in the Schedule 13E-3.

Response: We appreciate the Commission’s comments and the opportunity to further clarify. Since the filing person is the subject company, an entity (Pixie Dust Technologies, Inc.) rather than a natural person, the detailed natural-person background disclosures required under Item 1003(c)—such as current occupation, material past positions, criminal convictions, judicial or administrative proceedings, and country of citizenship—are not applicable.

If additional entity-level background information is required, please refer to the disclosures and exhibits provided elsewhere in this filing.

Item 5. Past Contacts, Transactions, Negotiations and Agreements., page 3

6. Please revise the “Background of the Transaction” section to explain who are Suzuyo and INCJ, and describe their roles. Also, describe the events surrounding the retention of Craig-Hallum. Finally, describe the events surrounding the preparation and delivery of the financial projections (referenced in Craig-Hallum’s opinion).

Response: We appreciate the Commission’s comments and the opportunity to further clarify the disclosures relating to Suzuyo, INCJ, and Craig-Hallum as follows.

Suzuyo is a Japanese logistics company, located at 11-1 Irifune-cho, Shimizu-ku, Shizuoka-shi, 424-8703, Shizuoka, Japan which undertakes a part of logistics of the products of the Company. Suzuyo holds 120,000 ordinary shares of the Company. Suzuyo group finance Co., Ltd. (“Suzuyo GF”) which is a subsidiary of Suzuyo provided a loan to the Company in the amount of 1.5 billion yen on December 27, 2024. The translation of the loan agreement is incorporated as exhibit (n). Part of proceeds from the loan may be used for the settlement of the BNY Transaction. At the board meeting dated January 15, 2025, the Company resolved to issue two (2) D1 preferred shares by allotting one (1) D1 Share to Suzuyo and one (1) D1 Share to Suzuyo Shoji Co., Ltd. (“Suzuyo Shoji”), for a total subscription amount of 1.5 billion yen. Suzuyo Shoji is a subsidiary of Suzuyo. The press releases and shareholder communications announcing the Equity financing is incorporated as exhibit (q) as well as the 6-K to disclose the press release incorporated as exhibit (r). The Company intends to use the proceed from the equity financing for the repayment of the loan from Suzuyo GF.

INCJ is a public-private investment corporation established under Japanese law by the Japanese government. Headquartered in Tokyo, Japan, and incorporated as a special purpose entity, INCJ operates as a strategic investor. Its capital is derived from both government allocations and private sector contributions. The corporation is governed by a board of directors in accordance with applicable Japanese corporate governance standards and regulatory requirements. INCJ’s primary function is to support the development and commercialization of innovative technologies and business models through equity investments and advisory services.

Craig Hallum is an independent financial advisory firm that provides fairness opinions and valuation services in corporate transactions. The firm analyzes market conditions, financial data, and transaction structures to assess the fairness of proposed deal terms. In connection with the preparation of the fairness opinion included herein, Craig-Hallum employed its established analytical procedures while remaining independent of the management and stakeholders involved in the transaction.

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On October 24, 2024, a managing director of Craig-Hallum visited Japan and met with Tarumi. The meeting occurred after the Company announced the delisting and deregistration of the Company’s ADSs. At the meeting Tarumi told Craig-Hallum that the Company is looking for an investment bank that could provide a fairness opinion if the number of ADS holders in U.S. were more than 300 after the delisting and asked whether Craig-Hallum could provide the fairness opinion. The managing director of Craig-Hallum promised to answer after discussing internally at Craig-Hallum.

On November 20, 2024, the Company received the report of the broker search to determine the number of ADS holders as of November 14, 2024, which was over 300.

On November 23, 2024, Takagi, Tarumi and other officers of the Company had a web meeting with Craig-Hallum and notified the result of the broker search to Craig Hallum and asked Craig-Hallum to conduct an analysis and present to the board of directors its opinion as to whether the purchase price being offered to the Unaffiliated ADS Holders was fair from a financial point of view. Craig Hallum notified the Company of the necessary documentation it needed from the Company so that it could conduct its fairness analyses, which included the financial projections of the company from April 2025 to April 2029. The Company provided Craig-Hallum with the requested documentation soon after the meeting. The projections were already prepared by the Company and approved at the board of directors meeting dated August 21, 2024.

On November 29, 2024, the Company signed the engagement letter to retain Craig-Hallum as the provider of a fairness opinion.

On December 7 and 21, 2024 and January 8 and 14, 2025, Takagi, Tarumi and other members of the Company held web meetings with Craig-Hallum and discussed the valuation of the Company including the rationale underlying the projections.

On January 15, 2025, the Company held a board of directors meeting. Craig-Hallum joined the meeting virtually. Craig-Hallum gave a presentation of its analysis and gave an oral fairness opinion that the US$1.00 purchase price contemplated by the Company was fair to the Unaffiliated ADS Holders from a financial point of view. The board of directors considered the opinion rendered by Craig-Hallum and approved the price of the Transaction to be US$1.00 per ADS. Craig-Hallum delivered a written copy of the fairness opinion to the Company after the meeting.

Item 6. Purposes of the Transaction and Plans or Proposals, page 4

7. Please provide the disclosure required by Items 1006(b) and (c)(1)-(8) and 1013(c) (including its instructions) of Regulation M-A. Also disclose whether the shares to be purchased from BNY Mellon constitute all the shares held by BNY Mellon; if not, please describe how BNY Mellon intends to select which holders will receive a payment for their shares and whether holders who do not receive any such payment have any alternatives to cash out their investment.

Response:

1006 (b) Use of securities acquired.

Ordinary shares acquired in the Transaction are held in treasury.

1006 (c) Plans.

(1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;

Not applicable.

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(2) Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;

Not applicable.

(3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

The Company plans to purchase 861,591 shares from INCJ if proposal No.2 is resolved at the shareholders meeting dated February 18, 2025, of which convocation notice is incorporated as exhibit (i). On January 15, 2025, The Company and INCJ entered into the Memorandum incorporated herein as Exhibit (p). If the share purchase from INCJ is executed at 144 yen per share, the maximum price disclosed in the convocation notice, the equity of the Company will be reduced by 124,069,104 yen. The Company also plans to reduce capital and capital reserve if proposal No.3 is resolved at the shareholders meeting dated February 18, 2025, of which convocation notice is incorporated as exhibit (i). Since the reduced capital and capital reserve are booked as other capital surplus, the equity of the Company will not change. On January 15, the Company resolved to issue two (2) Class D1 Preferred Shares, by allotting one (1) D1 Share to Suzuyo and one (1) D1 Share to Suzuyo Shoji, for a total subscription amount of 1.5 billion yen if proposal No.4 is resolved at the shareholders meeting dated February 18, 2025, of which convocation notice is incorporated as exhibit (i). The issuance of D1 Preferred shares will increase the equity of the Company by 1.5 billion yen.

(4) Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; Masahiko Ito, the representative director of Suzuyo Shoji is elected as outside director of the Company if proposal No.5 is resolved at the shareholders meeting dated February 18, 2025, of which convocation notice is incorporated as exhibit (i).

(5) Any other material change in the subject company’s corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 (15 U.S.C. 80a-13);

Not applicable.

(6) Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; Not applicable other than the delisting of the ADSs of the Company.

(7) Any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Act (15 U.S.C. 78l);

The ordinary shares and ADSs will be eligible for termination of registration after the termination of the ADR program.

(8) The suspension of the subject company’s obligation to file reports under Section 15(d) of the Act:

The Company will file Form 15 after it becomes eligible to file Form 15 following the termination of ADR program. The shares to be purchased from BNY Mellon constitute all the shares held by BNY Mellon.

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8. Please provide a description of the reason that security holders whose shares are held by BNY Mellon have not been given the option to receive those shares and continue being investors in the company. To the extent any such holders are able to receive the shares, please describe in summary form the steps necessary to do so. We note the provisions of section 2.5 of the Deposit Agreement filed as exhibit (o) to this Schedule. Finally, describe whether the holders of securities deposited with BNY Mellon may, in accordance with the terms of the Deposit Agreement, instruct BNY Mellon of their preference with respect to the company’s offer.

Response: All the ADS holders can withdraw ordinary shares underlying ADRs in accordance with the Deposit Agreement. However, Japanese FEFTA requires that non-Japanese residents get the pre-approval from Bank of Japan to withdraw shares. Since the FEFTA process is governmental matter, the Company has no right nor obligation to support the process. Furthermore, necessary steps are different among investors because investors have to take steps through brokers, they deposit ADSs. If brokers are different, different steps may be necessary. With regard to Japanese investors, the number of brokers are limited and they agreed to use common forms the Company prepared. The company has no access to US or international brokers. Accordingly, those non-Japanese investors first must consult with their own. brokers where they hold ADSs. Regarding your instruction “Finally, describe whether the holders of securities deposited with BNY Mellon may, in accordance with the terms of the Deposit Agreement, instruct BNY Mellon of their preference with respect to the Company’s offer.”, please check the language below. As stated in the convocation notice which is incorporated as exhibit (i), BNY Mellon has no voting right to the Proposal No.1 because Japanese Company Act provides that. Accordingly, ADS holders have no rights to vote to the Proposal No.1. and ADS holders who do not take the steps to withdraw shares are subject to cash settlement in accordance with Deposit Agreement. ADS holders who are not satisfied with the share purchase price need to take the necessary steps to withdraw shares. Furthermore the Certificate of the ADS clearly explains the process, “At any time after the Termination Date, the Depositary may sell the Deposited Securities then held under this Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of American Depositary Shares that remain outstanding, and those Owners will be general creditors of the Depositary with respect to those net proceeds and that other cash.”

Item 7. Fairness of the Transaction, page 5

9. Given the absence of any disclosure about the market prices of your ADSs, please revise the bullet point headed “Market Prices” to provide a fuller discussion of this factor. Also, please describe the “independent valuation methodologies” used to determine the price of the current transaction. Finally, revise your disclosure to provide the disclosure required by Item 1014(d)-(f) of Regulation M-A and its instruction 2.

Response: Fairness Opinion. As discussed in more detail below, on January 15, 2025, Craig-Hallum Capital Group LLC (“Craig-Hallum”) delivered a written opinion to the Company’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the US$1.00 per share consideration (the “Purchase Price”) to be paid to BNY Mellon for the benefit of the holders of the ADSs other than the Company or any of its affiliates (such other holders, the “Unaffiliated ADS Holders”). The full text of the written opinion of Craig-Hallum, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Statement as Exhibit (b). See also “Reports, Opinions, Appraisals and Negotiations” beginning on page 5 of this Schedule. Volume-weighted average price (“VWAP”) of the ADSs for the 1-, 5-, 20-, and 60-trading days through November 15, 2024, which was the last day the Company’s ADSs traded on the Nasdaq Stock Market were $0.58, $0.71, $1.07, and $1.08, respectively.

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Item 8. Reports, Opinions, Appraisals and Certain Negotiations, page 5

10. Please revise this section to provide the disclosure required by Item 1015(b) of Regulation M-A. We note, in this respect, that the Craig-Hallum opinion refers to “...analyses, examinations, and inquired...as [it] considered necessary or appropriate in arriving at [its] opinion” but does not describe any such analyses, etc. Also, with a view toward the filing of exhibits, please tell us whether Craig-Hallum provided a presentation to the company. See Item 1016(c) of Regulation M-A. Finally, please disclose the financial projections provided to Craig-Hallum.

Response: We appreciate the Commission’s comments and the opportunity to further clarify the disclosures relating to the fairness opinion prepared by Craig-Hallum. In response to the inquiries set forth under Items 1015(b) and 1016(c) of Regulation M-A, we provide the following clarifications:

Analyses, Examinations, and Inquiries (Item 1015(b) of Regulation M-A):

The fairness opinion relied, in part, on a comprehensive review conducted by our management and advisors that included proprietary analyses, examinations, and inquiries into our business operations. These processes incorporated internally developed methodologies and confidential operational data reflective of our limited product range and unique market environment. Consistent with established practice in Japan and comparable markets, the full details of these internal analytical processes are not customarily disclosed externally. While we are committed to transparency regarding our overall valuation methodology, the underlying proprietary details remain confidential.

Presentation by Craig-Hallum (Item 1016(c) of Regulation M-A):

We confirm that Craig-Hallum did indeed provide a presentation to the Company. In that presentation, Craig-Hallum summarized the overall approach, key assumptions, and the general methodology applied in its analysis of the internal data provided by the Company. The presentation was conducted in line with standard industry practices and was intended to offer the Company an understanding of the conceptual framework underlying the fairness opinion. Importantly, the presentation did not include a detailed disclosure of our proprietary internal analyses or the full scope of the financial projections.

Financial Projections Provided to Craig-Hallum:

The financial projections furnished to Craig-Hallum were developed using a range of confidential, internally derived assumptions and estimates, tailored to our limited set of products. These projections served exclusively as internal tools to calibrate and support the valuation analysis that underpinned the fairness opinion. We believe that disclosing these detailed projections would not provide investors with materially useful insight—given that such internally derived forecasts are not designed for external consumption—and would likely expose competitively sensitive information. Consistent with customary practice in Japan, we therefore respectfully decline to disclose these proprietary projections in full.

Pixie Dust does not publicly disclose internal management projections of the type provided to Craig-Hallum in connection with Craig-Hallum’s analysis of the Proposed Transaction, and such internal management projections were not prepared with a view toward public disclosure. These internal management projections provided to Craig-Hallum were prepared by the management of Pixie Dust and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such internal management projections. Thus, investors could be apt to misuse such projections in making investment decisions.

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In summary, while we have provided an overview of the analyses and methodologies informing the fairness opinion and confirm that Craig-Hallum did make a presentation summarizing its review, we maintain that detailed disclosure of our proprietary internal processes and financial projections is not warranted. We believe this approach satisfies the regulatory requirements of Regulation M-A while appropriately safeguarding sensitive competitive information. We trust that this response adequately addresses the Commission’s concerns.

Item 10. Source and Amounts of Funds or Other Consideration, page 6

11. Please explain why your total consideration is estimated to be $1.2 million.

Response: We appreciate the Commission’s comments and the opportunity to further clarify, the Company intends to purchase up to 1.2 million shares for up to one Dollar for a total consideration of $1.2 million dollars. The Company will amend its filing to reflect the total share amount clearly where required.

Item 11. Interest in Securities of the Subject Company., page 6

12. Please provide the disclosure required by Item 1008 of Regulation M-A.

Response: There are no changes in the number of shareholdings to those persons as of the date we file this amendment.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used, page 7

13. Please provide the disclosure required by Item 1009 of Regulation M-A, making sure to include Suzuyo if applicable.

Response: Craig- Hallum was paid $350, 000 USD for their services related to the fairness opinion. Legal fees associated with the BNY Transaction were approximately $400,000 USD. Additionally, there were sundry expenses related to analyses of the number of ADS holders of approximately $45,000 USD. All transactions fees for administration of the BNY agreement termination including the costs to the ADS holders for surrendering their ADSs for share settlement will be approximately $250,000 and will be paid by the Company.

The Company intends to file an amendment to this filing upon review of any further comments from the Commission and upon acceptance or rejection by BNY of the Company’s proposed Transaction.

Thank you for the opportunity to further clarify the Company’s disclosures, if there is any other information or clarification we can provide please call or email my office directly.

Very truly yours,

Feinstein Law, P.C., a Washington professional corporation

By:	/s/ Todd S. Feinstein, Esq.
Its:	Founding Member

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